EXHIBIT 99.1

Hunter Dickinson Inc.’s Mark Rebagliati receives the J.C. Sproule Northern Exploration Award from the Canadian Institute of Mining, Metallurgy and Petroleum

May 3, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") is pleased to announce that, Mark Rebagliati, Hunter Dickinson Inc.’s (HDI) Executive Vice President Exploration, has been selected as the 2022 recipient of the J.C. Sproule Northern Exploration Award from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The award ceremony was held on May 2, 2022. HDI provides various services to the Company through its subsidiary Hunter Dickinson Services Inc.

“On behalf of the entire HDI team, I would like to congratulate Mark Rebagliati on being awarded the J.C. Sproule Northern Exploration Award by the CIM,” said Robert Dickinson, Chairman, HDI. “Having known Mark since the 1970’s and having had the pleasure of working directly with him since he joined HDI in 1988, I know first-hand that few modern-era geoscientists can match his prolific track record of discovery in Canada and abroad. Mining is a tough business but having Mark on the team makes it that little bit easier.”

“In mining it’s all about geology and the best approach is to start with the best geologists. Thanks Mark,” said Ron Thiessen, CEO, HDI.

Mr. Rebagliati’s remarkable ability to identify significant mineral deposits includes an unusually large number of major discovery and project advancements. He led exploration efforts or was part of a team that discovered and advanced the Red Chris, Mount Milligan, Southern Star, Kemess South and IKE deposits in British Columbia, the Pebble East zone in Alaska, the Xietongmen and Newtongmen deposits in China and several deposits at Campo Morado in Mexico. He was also involved in substantially expanding the resources at the Casino deposit in Yukon, and the Pebble West zone in Alaska.

Over a long and distinguished career, Mr. Rebagliati has been recognized on numerous occasions for his successful achievements in mineral exploration and development. He received the 1992 Spud Huestis Award from the Association of Mineral Exploration (“AME”) In British Columbia for excellence in exploration and the 1997 Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association (“PDAC”). In 2007, he was co-recipient with the HDI team for the Thayer Lindsley International Discovery Award from the PDAC. He also received the 2008 Robert M. Dreyer Award from the Society of Mining Metallurgy and Exploration for Outstanding achievements in Applied Economic Geology and the 2009 Colin Spence Award from AME for excellence in global exploration. In 2014, Mark was inducted into the Canadian Mining Hall of Fame for his outstanding achievements in mineral exploration.

About Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) is a diversified, global mining group with more than 30 years of mineral development success. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop and monetize mineral properties for the benefit of stakeholders.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO